Filed by SES S.A.

pursuant to Rule 425 under the Securities Act of

1933, as amended

Subject Company: Intelsat S.A./New

Commission File No.: 132-02867

Investor Relations FAQs

SES to acquire Intelsat: Investor Relations

Frequently Asked Questions

1)	What is the rationale of the transaction? What is the benefit for SES shareholders?

This combination creates a stronger and more competitive multi-orbit operator with expanded network, increased revenue in highly valuable and growth segments, stronger financial profile, and greater ability to invest in the future to better compete in a dynamic, fast-moving, and competitive satellite communications landscape.

The combined company’s capabilities, alongside complementary partnerships, will provide customers with enhanced coverage, improved resilience, and greater flexibility, as well as enabling the company to develop and deliver compelling solutions to drive the specific applications that customers need.

The transaction is highly accretive to free cash flow per share from Year 1 and delivers €2.4 billion net present value of synergies (representing 85% of the equity value for Intelsat and an annualised run rate of around €370 million) of which 70% will be executed within 3 years after closing of the transaction (expected during second half of 2025).

The combined company will have €9 billion of gross backlog (end-2023), €3.8 billion of revenue (2024E), and €1.8 billion of Adjusted EBITDA (2024E) which is expected to grow by mid-single compound average growth rate (CAGR) and underpins a strong, sustained cash flow generation outlook (see below).

2)	What is the multiple implied by the transaction?

Based on the mid-point of 2024E Adjusted EBITDA outlook, the transaction represents an EV to Adjusted EBITDA multiple including synergies of 2.75 times or 3.50 times excluding non-cash items of around €175 million in 2024E which are expected to continuously reduce to €20-30 million by 2030 bringing cash EBITDA close to accounting EBITDA.

	$M	€M
Equity consideration	3,100	2,844
Net debt (end-2023)	1,741	1,597
Lease liabilities (end-2023)	537	492
Dividend paid to Intelsat shareholders	130	119
Expected U.S. C-band reimbursements	(475)	(435)
Enterprise Value	5,033	4,617
NPV of synergies	c.2,600	c.2,400
Enterprise Value (EV) including synergies (A)	2,433	2,217
Adjusted EBITDA (2024E) (B)	870 - 900	800 - 830
Adjusted EBITDA excluding non-cash items (C)	680 - 710	625 - 655
EV / Adjusted EBITDA (reported) (A / B)	2.75 times
EV / Adjusted EBITDA (excluding non-cash items) (A/C)	3.50 times

Net Present Value of synergies includes c.€155 million (split c.70% in Year 1 and c.30% in Year 2) of estimated costs to realise anticipated synergies and use a discount rate of c.10%.

3)	Can you explain the non-cash revenue noted in Intelsat’s Adjusted EBITDA?

Previously, Intelsat had received upfront customer prepayments on certain long dated contracts resulting in Deferred Revenue Liability and interest accounting thereon (pursuant to ASC 606) which leads to an unwinding through the Income Statement via revenue recognition. These non-cash items are expected to be around €175 million in 2024 and gradually reducing to €20-30 million by 2030, bringing cash EBITDA closer to accounting EBITDA. SES expects most of these contracts to be renewed during the coming years resulting in continued stream of cash generating revenue and EBITDA.

4)	What are the Contingent Value Rights as part of the transaction?

At the Closing, SES will issue to Intelsat transferable contingent value rights (CVRs) entitling the holders thereof to 42.5% of the net proceeds received by the combined company in respect of any potential future monetisation of the combined company’s usage rights for up to 100 MHz of the C-Band downlink spectrum at 3.98 – 4.2 GHz. The remaining 57.5% of net proceeds will be retained by the combined company.

The CVRs will terminate upon the earlier of (i) the full monetisation of the applicable spectrum and (ii) the date that is 7 years and 6 months following the Closing (subject to extensions if an event of monetisation occurs prior to such date, but the applicable consideration has not yet been distributed to the CVR holders).

5)	How should investors/analysts model the combined business? What are the main drivers?

The combined company is expected to deliver growing revenue, Adjusted EBITDA, and Adjusted Free Cash Flow based on the following:

	2024E	Medium-term outlook (2024-2028)
Revenue(1,2)	~€3.8B	Low- to mid-single digit CAGR with growth in Networks (60% of revenue) more than offsetting lower Media revenue
Adjusted EBITDA(2)	€1.75 - 1.83B	Mid-single digit CAGR including synergies.
Capital expenditure	€(1.0 - 1.1)B	c.€1.0 billion in 2025E. Normalised capital expenditure for the combined company is expected to be an average run rate of €600-650 million per annum for the period 2025-2028
Cash interest expense	€325 - 350M	For 1st year i.e., 2026E, depending on market conditions, stable to slightly decreasing from 2027E.
Cash Income taxes	€40 - 60M	€40 - 60 million per annum over the medium-term (2024-2028), excluding any tax payments related to U.S. C-band proceeds.

All financial numbers based on an assumed foreign exchange (FX) rate of €1: $1.09. Financial Outlook information is conditional on nominal satellite health and nominal launch schedule 1) Pro forma financial information are aggregations of the corresponding SES and Intelsat financial information, adjusted for the elimination of material intra-group transactions. 2) Includes c.€175 million of non-cash items in 2024E, expected to reduce to €20-30 million by 2030E.

6)	What will the key pro forma debt metrics look like? Does the company expect to maintain its investment grade rating? What will happen to the existing debt of the two companies?

On 31 December 2023, SES had reported gross debt of €4.2 billion (including hybrid bond of €550 million payable in January 2024) and a hybrid bond of €625 million with a combined weighted average interest cost of about 3%; Intelsat had $3.0 billion (€2.75 billion) of senior secured notes at 6.5% due in 2030; and the combined company had cash & cash equivalents of more than €4 billion.

In January 2024, SES repaid its €550 million hybrid bond with cash, reducing SES gross debt to €3.6 billion. Looking forward SES has debt maturities of €150 million in 2024 and €250 million in 2025. Additionally, the total amount of remaining U.S. C-band clearing cost reimbursements expected to be received in future was approximately €410 million for SES and approximately €435 million for Intelsat as of 31 December 2023.

The transaction ($3.1 billion equity value plus approximately €300 million of related M&A transaction costs) will be funded from the existing combined resources plus the issuance of new debt €3 billion, which is fully backstopped by a committed bridge facility. This new debt of €3 billion is also expected to comprise about €1 billion of new hybrid bonds, which will be treated as 50% debt and 50% equity. Immediately after closing, the Adjusted Net Debt to Adjusted EBITDA ratio (including 50% of hybrid bond(s) as debt and 50% as equity) is expected to be approximately 3.5 times. The Adjusted Net Debt to Adjusted EBITDA ratio is expected to de-lever to below 3.0 times within 12-18 months after the closing.

Prior to announcement of the transaction, SES engaged with both Moody’s and Fitch in a rating assessment process with a positive outcome. Both Moody’s and Fitch have subsequently reaffirmed their existing investment grade rating for SES (Baa3 with stable outlook for Moody’s and BBB with stable outlook for Fitch).

Financial information presented

Accounting recognition and measurement principles: SES financial information presented using the recognition and measurement principles of International Financial Reporting Standards (IFRS). Intelsat financial information uses those of U.S. Generally Accepted Accounting Principles (GAAP). The financial information presented for SES and Intelsat does not apply a consistent set of accounting policies.

Currency conversion: all financial numbers based on an assumed foreign exchange (FX) rate of €1: $1.09. Pro forma financial information are aggregations of the corresponding SES and Intelsat financial information, adjusted for the elimination of material intra-group transactions. Financial Outlook information is conditional on nominal satellite health and nominal launch schedule.

The following Additional Performance Metrics (APMs) are used: “Adjusted EBITDA” is reported EBITDA excluding significant special items as defined by SES and Intelsat respective managements, including (but not necessarily limited to) reorganisation costs and the impact of U.S. C-Band repurposing; “Gross Debt” represents current and non-current borrowings plus 50% of perpetual hybrid bonds; “Adjusted Net Debt” represents current and non-current borrowings plus 50% of perpetual hybrid bonds, less cash & cash equivalents; “Net Leverage” refers to Adjusted Net Debt divided by Adjusted EBITDA; “Capital Expenditure (CapEx)” represents net cash absorbed by investing activities excluding acquisitions, financial investments, and U.S. C-band repurposing; and “Gross Backlog” represents expected future revenue under existing customer contracts and includes both cancellable and non-cancellable contracts.

For further information please contact:

Richard Whiteing

SES Investor Relations

Tel: +352 710 725 261

richard.whiteing@ses.com

Forward looking statements

This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing and consummation of the transaction described herein, involve risks and uncertainties. SES’s and Intelsat’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Intelsat or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of SES or Intelsat; the ability of SES and Intelsat to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, and regulatory, economic and other risks associated therewith; and continued uncertainty around the macroeconomy. Other factors that might cause such a difference include those discussed in the prospectus on Form F-4 to be filed in connection with the proposed transaction. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, SES and Intelsat undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, SES intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of SES. SES also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about SES and Intelsat, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SES will be available free of charge on SES’s website at www.ses.com or by contacting SES’s Investor Relations Department by email at ir@ses.com. Copies of the documents filed with the SEC by Intelsat will be available free of charge on Intelsat’s website at www.intelsat.com or by contacting Intelsat’s Investor Relations Department by email at investor.relations@intelsat.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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